Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED OCTOBER 8, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to provide an update to the officers of the Company.

Update to Officers of the Company

The following disclosure modifies the disclosure in the sections of the Prospectus titled “Management—Directors and Executive Officers,” “Stock Ownership of Certain Beneficial Owners and Management” and all related disclosures in the Prospectus.

On October 2, 2024, R. Lee Phegley, Jr., Chief Financial Officer of the Company, notified the Company of his intention to resign from the Company to pursue other opportunities. Accordingly, all information and references related to Mr. Phegley are hereby removed from the Prospectus.

On October 7, 2024, our board of directors appointed Courtney Popelka to serve as Chief Financial Officer and Treasurer of the Company, effective immediately.

The following disclosure modifies the disclosure in the section of the Prospectus titled “Management—Directors and Executive Officers” and all related disclosures in the Prospectus.

Directors and Executive Officers

Our directors and executive officers are set forth below.

Name	Age*	Position
R. Scott Dennis	65	Director and Chair of the Board, President and Chief Executive Officer
Courtney Popelka	48	Chief Financial Officer and Treasurer
Beth A. Zayicek	43	Director and Chief Operating Officer
R. David Kelly	60	Lead Independent Director
James H. Forson	57	Independent Director
Paul S. Michaels	63	Director
Ray Nixon	72	Independent Director
Paul E. Rowsey	69	Independent Director

*	As of October 7, 2024
For information concerning the background of Ms. Zayicek and Messrs. Dennis, Kelly, Forson, Michaels, Nixon and Rowsey, see “Management—Directors and Executive Officers” in the Prospectus. Information concerning the background of Ms. Popelka is set forth below.

Courtney Popelka. Ms. Popelka serves as our Chief Financial Officer and Treasurer. Ms. Popelka was appointed as the Chief Financial Officer for Invesco Private Markets, effective October 2024. In this role, Ms. Popelka provides strategic finance leadership and is responsible for the financial reporting teams supporting Invesco’s Private Markets products.

Ms. Popelka previously served as Senior Director, then Managing Director, Head of U.S. Fund Operations, of Invesco Real Estate from 2015 to 2024, responsible for overseeing the day-to-day operations of the Invesco US real estate fund platform, including the core, core plus, high return, debt, and retail strategies.

Ms. Popelka began her investment career in 1999 and joined Invesco Real Estate in 2009, serving as senior controller of Invesco Real Estate. Prior to joining Invesco, Ms. Popelka was a project financial manager at an affiliate of Westbrook Partners, a controller and asset manager at Rockpoint Group and a senior associate at the public accounting firm PricewaterhouseCoopers LLP.

Ms. Popelka earned a Bachelor of Business Administration in Accounting and a master’s degree in finance from Texas A&M University. Ms. Popelka is a certified public accountant (CPA).

The following disclosure modifies the disclosure in the section of the Prospectus titled “Stock Ownership of Certain Beneficial Owners and Management” and all related disclosures in the Prospectus.

The following table sets forth, as of October 7, 2024, information regarding the number and percentage of shares owned by each director, our named executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. Unless otherwise noted, the address for each of the persons named below is in care of our principal executive offices at 2001 Ross Avenue, Suite 3400, Dallas Texas 75201.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Directors and Named Executive Officers:
R. Scott Dennis(1)	8,925	*
Courtney Popelka	—	*
Beth A. Zayicek	4,463	*
R. David Kelly(2)(4)	8,217	*
James H. Forson(4)	8,682	*
Paul S. Michaels(3)	36,849	*
Ray Nixon(4)	12,810	*
Paul E. Rowsey(4)	22,186	*
All current executive officers and directors as a group (8 persons)	102,134	*
*Represents less than 1%.
(1)Shares are owned by Dennis Family Partners, Ltd., a limited partnership which is indirectly owned by R. Scott Dennis and his wife and controlled by R. Scott Dennis.
(2)Includes 4,456 shares held by the Ralph David Kelly Revocable Trust, of which R. David Kelly is the grantor and trustee.
(3)Shares are owned by P&L Michaels Investments LLC, a limited liability company which is owned and controlled by Paul S. Michaels and his wife.
(4)As of October 7, 2024, with respect to each of the non-executive directors, 2,472 shares were unvested.